July 26, 2023

Via Edgar Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Application and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kindly MD, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted June 20, 2023
CIK No. 0001946573

Ladies and Gentlemen:

Kindly MD, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 6, 2023, relating to the above-referenced filing (the “DRS”).

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Amendment No. 1 to Draft Registration Statement submitted June 20, 2023

Cover Page

1. We note your revisions in response to our prior comment 2 and reissue in part. Please revise your cover page to identify Mr. Pickett as your controlling shareholder and the amount of voting power the controlling stockholder will own following the completion of the offering.

Response: We have updated the cover page with additional information regarding the Company’s controlling shareholder, and will further update this section and the Risk Factors when the specific numeric terms of the Offering have been finalized.

Prospectus Summary, page 4

2. We note your response to prior comment 4. Please further revise to balance your disclosure by clarifying that there is no assurance that your services and products will be “ending the opioid crisis.”

Response: We have revised the DRS universally to reflect the changes requested in this comment.

3. We note your revisions in response to our prior comment 4 and reissue in part. Please revise your summary to disclose your accumulated deficit.

Response: We have revised the DRS Prospectus Summary to include our accumulated deficit. Please see page 7 of the DRS.

Risk Factors, page 10

4. We note your revisions in response to our prior comment 7 and reissue in part. We note that there are still duplicates of the risk factors titled “We have broad discretion in the use of our cash, cash equivalents, and investments, including the net proceeds from this offering, and may not use them effectively” on pages 18 and 21 and “There could be unidentified risks involved with an investment in our securities” on pages 19 and 22. Please revise to remove the duplicative risk factors.

Response: Thank you for your comment. We have revised the Risk Factor section in the DRS to remove these duplicative risk factors.

Risks Associated with Our Industries, page 16

5. The descriptions of the risks associated with your industries in this sub-section is general in nature and could relate to any company. Please revise to fully describe the risks associated with your industries with more specificity.

Response: We have added additional risk factors to this section that are specific to our business. Please see pages 13 through 16 of the DRS.

Information Regarding Forward-Looking Statements, page 23

6. We note your revisions in response to our prior comment 10 and reissue in part. We note your statement that investors “should not place undue reliance on these forward-looking statements.” Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in the registration statement.

Response: We have updated the language regarding forward-looking statements to reflect this comment. Please see pages 22 and 23 of the DRS.

Use of Proceeds, page 24

7. We note your revisions in response to our prior comment 12 and reissue in part. We note that your estimate an acquisition price of approximately $1 million to acquire two existing clinics. Please clarify whether this estimate is for each clinic, or whether the $1 million purchase price is meant to be allocated between the two clinics. Please also disclose how you determined the purchase price estimate when you have not yet identified any specific acquisitions.

Response: We have modified and updated the DRS to reflect the Company’s budgetary allowance for acquisitions and to provide further clarification. Please see page 24.

Results of Operations, page 34

8. Please disclose on page 35 why your 2023 personnel expenses increased by 63% compared to the March 31, 2022 period whereas revenue only increased by 30%. Clearly disclose whether this expense category is entirely comprised of compensation for employees that directly provide healthcare services to patients. Explain why you were not able to increase the pricing of your services commensurate with the substantial increase in your personnel costs. See Item 303(c) of Regulation S-K.

Response: We have updated the disclosure in the Results of Operations section to address your comment above. Please see page 35 and 36 of the DRS.

Business, page 36

9. We note your graphic on page 37. Please revise to provide narrative disclosure that clearly explains the context for the graphic. To the extent that this reflects actual data collected from your patients, please provide appropriate context for the data, including how it was collected.

Response: We have updated the DRS to provide narrative disclosure regarding the data in the graphic. Please see page 37 and 38 of the DRS.

10. We note your revisions in response to our prior comment 21. We note that you partner with local healthcare clinics and product manufacturers in geographic markets to maximize your ability to increase service and product offerings to more individuals. Please revise this section to provide more detailed descriptions of your arrangements in these service affiliate agreements, including the nature of the agreements and the material terms. Please file any material agreements related to such engagement as an exhibit.

Response: Thank you for this comment. Any formal, written partnerships are memorialized in the BAA that is included as Exhibit 10.6 to the DRS. We also network informally with other colleagues and providers in our industry on a referral basis for the specialty services we can provide. Referrals we receive from our personal networks as a professional courtesy are not compensated financially. We have updated the DRS to further clarify and describe this arrangement.

Retail Sales of Dietary Products, page 40

11. We note your revisions in response to our prior comment 21 and reissue in part. Please expand your disclosure to describe each of your three gummy products, and to provide further detail regarding the approval and registration process with the Department of Agriculture, including what steps are required, any dosage limits, or ongoing approval or registration requirements. With regard to the supply and manufacture of your gummy products, please also disclose the material terms of your arrangement with the licensed manufacturer, including whether you have entered into any material agreements, and information regarding the license held by the manufacturer. Further, please revise your Government Regulation section to discuss the regulations governing the manufacture and distribution of your gummy products, and please consider inserting risk factor disclosure regarding any risks or uncertainties related to these regulations or your ability to satisfy them.

Response: We have updated the DRS to address this comment on page 41.

Government Regulation, page 42

12. We reissue comment 23. We note brief summaries regarding the government regulations affecting your business added to page 42. Please revise to provide a more detailed description of the regulations you are subject to so that investors can understand the regulatory framework you must navigate to conduct your business. In doing so, please disclose the applicable regulations and regulatory agencies by name, and please discuss how you comply with those regulations.

Response: We have revised the Government Regulation section to included additional descriptions of the various regulations under which we operate and comply. Please see pages 43 and 44 of the DRS.

13. We note your revisions in response to our prior comment 24 and reissue in part. We note that you have not currently targeted or planned specific expansion into other states. However, we also note your intent to evaluate and explore North Carolina, Texas, Florida and Pennsylvania, with the hope to enter four new markets in the twelve calendar months following the closing of the Offering. In light of the intended timeframe, please expand your government regulation section to discuss the cannabis regulations, including the licensure and registration requirements, you must satisfy to operate in those states, including the steps you have taken to satisfy those requirements and the steps that remain.

Response: We have revised the DRS to reflect our current plans regarding expansion beyond Utah. Please see page 33 of the DRS.

14. We note disclosure on page 33 where you state that you anticipate slower growth in 2023 due to “limiting legislation.” Revise this section to describe the limiting legislation you refer to, and, as appropriate, include a related risk factor to disclose the attendant risks of such legislation to your business and plan of operation.

Response: We have revised the DRS to include the most recent legislative developments, which were actually not limiting. See page 34 of the DRS.

Management, page 43

15. We note your revisions in response to our prior comment 25 and reissue in part. Please revise to clarify Mr. Cox’s position and role for IS Acquisitions and Analytics and when he joined KindlyMD.

Response: We have revised the DRS per your request on page 44.

Executive Compensation, page 48

16. We note your revisions in response to our prior comment 26 and reissue in part. We note that Messrs. Cox and Barrera both joined KindlyMD partway through your fiscal year 2022. Please advise us how your disclosure complies with Item 402(m)(2)(iii) of Regulation S-K.

Response. We have updated the Executive Compensation table in the DRS to provide more description of our executives’ roles with the Company in 2022. Mr. Pickett, Mr. Cox, and Mr. Barrera are included in the Executive Compensation table because they are named executive officers and all compensation earned by them in 2022 is included in the table, even for the periods in which they didn’t serve as an executive officer. Please see the table included on page 49.

Thank you for your assistance and review; we look forward to resolving any further comments or questions. Please reach out to our legal counsel, Callie Jones, at (801)303-5721 with any additional comments.

Sincerely,

Kindly MD, Inc.
/s/ Tim Pickett
Tim Pickett
Chief Executive Officer